United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3/S-3 (File No. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name: Tan Lay Koon
	Title:	President & Chief Executive Officer
	Date:	November 2, 2004

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES THE EXPIRATION OF
THE CONSENT SOLICITATION BY CHIPPAC, INC. TO AMEND
THE INDENTURE RELATING TO CHIPPAC, INC.’S 2 1/2%
CONVERTIBLE SUBORDINATED NOTES

Singapore and United States — November 2, 2004 — STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: STATSChP) announced today the expiration of the consent solicitation to amend the indenture governing the 2 1/2% Convertible Subordinated Notes due 2008 (CUSIP Nos. 169657 AC7 and 169657 AD5) (the “Notes”) issued by its direct wholly owned subsidiary ChipPAC, Inc. (“ChipPAC”). The consent solicitation expired at 5:00 p.m., New York City time, on Monday, November 1, 2004.

ChipPAC received valid deliveries of consents from holders of approximately $130,500,000 aggregate principal amount, or 87%, of the Notes outstanding. Accordingly, the requisite consents have been obtained authorizing the adoption of the proposed amendment to the indenture governing the Notes that would amend the covenant in the indenture requiring ChipPAC to file with the U.S. Securities and Exchange Commission (the “SEC”) annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and instead insert a new covenant in the indenture requiring STATS ChipPAC to file with the SEC annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act and applicable to a foreign corporation.

The consents were accepted and the amendments to the indenture became operative on November 2, 2004. Payment of the consent fee is expected to be made on November 4, 2004.

Deutsche Bank Securities Inc. acted as the exclusive Solicitation Agent and Global Bondholder Services Corp. acted as Information Agent for the consent solicitation.

This press release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to any of the Notes. The consent solicitation was made solely pursuant to the Consent Solicitation Statement and related documents.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd (“STATS ChipPAC” — NNM: STTS and SGX: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers comprise some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are headquartered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina) with offices located in the Netherlands, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore and STATS FastRamp Test Services, Inc.’s test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Singapore Contacts :

Michael G. Potter Chief Financial Officer Tel : (65) 6824 7777, Fax : (65)6720 7826 email : ir@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com	The Ruth Group Andrew Rodriguez Tel : (646) 536 7032 email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059